HUTCHINSON TECHNOLOGY INCORPORATED
40 West Highland Park Drive, NE
Hutchinson, Minnesota 55350
June 16, 2010

Securities and Exchange Commission	BY EDGAR
Attention: Mary Beth Breslin, Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631
Re:	Hutchinson Technology Incorporated Registration Statement on Form S-3 (File No. 333-166842)
Ladies and Gentlemen:
          Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hutchinson Technology Incorporated (the “Company”), hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated and that such Registration Statement be declared effective at 5:00 p.m. Eastern Time on June 17, 2010, or as soon thereafter as practicable.
          In connection with its request for acceleration, the Company acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, as they relate to the Registration Statement. The Company also acknowledges that:
•	should the United States Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Hutchinson Technology Incorporated
/s/ Steven L. Polacek
By: Steven L. Polacek
Its: Senior Vice President and Chief Financial Officer

cc:	Sonia A. Shewchuk, Faegre & Benson LLP Joseph McCann, Securities and Exchange Commission